Exhibit 1

Media Release

17 July 2008

Westpac organises around customers

Westpac Banking Corporation’s CEO, Gail Kelly today announced changes to Westpac’s organisational structure which are designed to deliver on its customer service strategy.

Mrs Kelly said the new structure has been built around putting customers at the centre of Westpac’s business.

“As outlined at our profit announcement in May, we have embarked on a journey of significantly improving our service delivery to customers with the explicit goal of earning all of their business,” Mrs Kelly said.

“We have identified the need to enhance our customer segmentation capabilities, and to significantly strengthen our consumer and business banking distribution by building strong, locally empowered businesses.

“A further key priority is to redesign our product processes and our operations to make it easier for our customers to do business with us.  Robust technology capability both in the short and long run is also a priority. The organisational changes being announced today are designed to align our operating model with this strategic agenda.”

The changes, which relate to the existing Consumer Financial Services division (CFS), Business Financial Services division (BFS) and Business Technology Solutions and Services (BTSS) are as follows:

•                  Westpac Retail and Business Banking.  The customer facing activities of CFS and BFS are being brought together in a new division called Westpac Retail and Business Banking.  This division will include responsibility for all consumers, small-to-medium enterprises and commercial customers.  It will be responsible for the sales and service interactions with these customers via branches, call centres and business banking centres for Westpac and RAMS.  Peter Hanlon, currently Group Executive, BFS has been appointed Group Executive, Westpac Retail and Business Banking.

•                  Products and Operations.  To facilitate the end-to-end redesign of our products and processes from a customer perspective, all consumer and business product development, management and operations will be brought together in a new division called Product and Operations.  This new division will focus on streamlining and simplifying the way our customers do business with us.  Peter Clare, currently Group Executive, Consumer Financial Services, has been appointed Group Executive, Product and Operations.

•                  Technology.  To recognise the strategic importance of information technology in delivering on the customer experience, a dedicated Technology division has been created.  Bob McKinnon has been appointed as Group Executive, Technology and will join Westpac on August 18, 2008.  Until March 2008, Mr McKinnon was Joint Managing Director of Brookfield

Multiplex Group.  He was CIO of the Commonwealth Bank from 2000 to 2006, leading the reengineering of the Bank’s Technology capabilities.  He has held senior roles as CFO, CIO and CEO across the financial services and property industries.

•                  BTSS. As a result of these changes, BTSS will no longer exist and Diane Sias, Group Executive, BTSS, has decided to leave Westpac.  Ms Sias joined Westpac in 2007 and has identified the strategic challenges and opportunities for Westpac in Information Technology and Operations, as well as assisting in the design and development of the new organisational model.  Ms Sias will stay with Westpac until September and will work on the transition of responsibilities to Mr McKinnon and Mr Clare.

Mrs Kelly said the new organisational model will enable Westpac to better meet our customers’ total financial needs, and to deliver integrated solutions at a local level.

“Our goal is to earn all our customers’ business. To achieve this we must be able to deliver a consistently high level of service day in, day out,” she said.

“The new organisational model will ensure that we have a clear focus on service delivery. The establishment of a separate Technology division will be critical in building our long term IT strategy and roadmap.

“I am delighted Bob will be joining our team in this critical role. He has deep experience in delivering business focused IT outcomes,” Mrs Kelly said.

“I would also like to thank Diane for her support and assistance.  We wish her every success in the future.”

The changes will be effective from Monday 21 July 2008.

The Westpac Executive Team will comprise:

Ilana Atlas	Group Executive, People and Performance
Andrew Carriline	Acting Chief Risk Officer
Phil Chronican	Group Executive, Westpac Institutional Bank
Peter Clare	Group Executive, Product and Operations
Phil Coffey	CFO
Rob Coombe	Chief Executive, BT Financial Group
Brad Cooper	Group Chief Transformation Officer
Peter Hanlon	Group Executive, Westpac Retail and Business Banking
Gail Kelly	CEO
Bob McKinnon	Group Executive, Technology
Bruce McLachlan	Acting Chief Executive, Westpac New Zealand
Rob Whitfield	Group Executive

Ends.

For Further Information

Jane Counsel

Westpac Media Relations

Ph:  02 8253 3443

Ph  0416 275 273